 EXHIBIT 99.1

FLINT INT’L SERVICES, INC.
Consolidated Balance Sheets
December 31, 2008 and 2007
(Unaudited)
ASSETS	2008	2007
Current Assets
Cash and Cash Equivalents	$13,155	$11,877
Accounts Receivable - net	29,160	36,442

Total Current Assets	42,295	48,319

Fixed Assets, - net	15,509	17,504

Other Assets	7,940	0

TOTAL ASSETS	$65,744	$65,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$13,465	$6,005
Accrued Expenses	57,474	63,517
GST Payable	2,228	1,548
Total Current Liabilities	73,167	71,070
Long-Term Liabilities
Amounts Due Shareholder	0	6,142
Total Long-Term Liabilities	0	6,142

TOTAL LIABILITIES	73,167	77,212

Shareholders’ Equity
Preferred Shares, $.001 par value, 20,000,000 shares authorized,
-0- and -0- shares issued and outstanding	0	0
Ordinary shares, $.001 par value, 50,000,000 shares authorized,
7,500,000 and 7,500,000 shares issued and outstanding	7,500	7,500
Additional Paid-In Capital	21,674	21,674
Cumulative Translation Adjustment	195	(4,066)
Retained Earnings / Accumulated Deficit	(36,792)	(36,497)
Total Shareholders' Equity	(7,423)	(11,389)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$65,744	$65,823

The accompanying notes are an integral part of these consolidated financial statements

FLINT INT’L SERVICES, INC Consolidated Statements of Operations For The Years Ended December 31, 2008 and 2007

(Unaudited)
	2008	2007

REVENUES	230,891	275,717

COST OF SALES, inclusive of depreciation of $4,561 and $3,114	161,983	226,042
GROSS PROFIT	58,908	49,675

OPERATING EXPENSES
General & Administrative	59,203	53,540
TOTAL OPERATING EXPENSES	59,203	53,540
NET OPERATING INCOME/(LOSS)	(295)	(3,865)

NET INCOME/(LOSS)	$(295)	$(3,865)

EARNINGS PER SHARE, BASIC AND DILUTED
Weighted Average Number of Shares Outstanding	7,500,000	7,500,000
Earnings/(Loss) per Ordinary Share, Basic and Diluted	$(0.00)	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

FLINT INT’L SERVICES, INC. Consolidated Statements of Cash Flows For the Years Ended December 31, 2008 and 2007

(Unaudited)
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$(295)	$(3,865)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation Expense	4,561	3,114

Effect of Foreign Exchange	4,261	(6,264)
Changes in Assets and Liabilities:
(Increase)/Decrease in Accounts Receivable	7,282	23,351
(Increase)/Decrease Advances Shareholder	0	6,142
(Increase)/Decrease Other Assets	(7,940)	0
Increase/(Decrease) in Accounts Payable	7,460	(11,744)
Increase/(Decrease) in Accrued Expenses and GST Payable	(5,363)	11,262
Net Cash Used From Operating Activities	9,966	21,996

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Fixed Assets	(2,566)	(18,747)

CASH FLOWS FROM FINANCING ACTIVITIES
Amounts due Shareholder	6,142	0

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,258	3,250
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,877	8,627

CASH AND CASH EQUIVALENTS AT END OF YEAR	$13,135	$11,877

SUPPLEMENTAL DISCLOSURES
Cumulative Translation Adjustment	$4,261	$(6,264)

The accompanying notes are an integral part of these consolidated financial statements.